Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                    Theater Xtreme Entertainment Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                ----------------
                                 (CUSIP Number)

                                   Scott Oglum
                             250 Corporate Boulevard
                                  Suites E & F
                             Newark, Delaware 19702
                                 (302) 455-1334
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1) Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   Scott Oglum
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (a) _______
   (b) _______

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds

   00
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   United States of America
--------------------------------------------------------------------------------
Number of Shares           7)       Sole Voting Power                  4,440,000
Beneficially Owned
By Each Reporting
Person With                -----------------------------------------------------

                           8)      Shared Voting Power                         0


                           -----------------------------------------------------

                           9)      Sole Dispositive Power              4,440,000


                           -----------------------------------------------------

                           10)     Shared Dispositive Power                    0

                           -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person       4,440,000


--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   | |


--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                      25%


--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)

         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1) Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   Linda Oglum
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (a) _______
   (b) _______

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds

   00
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   United States of America
--------------------------------------------------------------------------------
Number of Shares           7)       Sole Voting Power                          0
Beneficially Owned
By Each Reporting
Person With                -----------------------------------------------------

                           8)      Shared Voting Power                 3,000,000


                           -----------------------------------------------------

                           9)      Sole Dispositive Power                      0


                           -----------------------------------------------------

                           10)     Shared Dispositive Power            3,000,000

                           -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person       3,000,000


--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   | |


--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                      17%


--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)

         IN

--------------------------------------------------------------------------------

Item 1.    Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Theater Xtreme Entertainment Group, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.

Item 2.    Identity and Background.

(a) This Schedule 13D/A is filed on behalf of Scott Oglum and Linda Oglum (collectively, the "Reporting Persons").

(b) The address of the Reporting Persons is c/o Theater Xtreme Entertainment Group, Inc., 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.

(c) Mr. Oglum is Chief Executive Officer and President and a director of the Issuer. Mrs. Oglum is not currently employed.

(d) During the past five years, neither of the Reporting Persons was convicted in a criminal proceeding.

(e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of both Reporting Persons is the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Mr. Oglum gifted 3,000,000 shares of the Issuer's common stock to Mrs. Oglum.


Item 5.    Interest in Securities of the Issuer.

Mr. Oglum owns an aggregate of 4,440,000 shares of the Issuer's common stock, representing 25% of the Issuer's outstanding common stock. Mrs. Oglum owns an aggregate of 3,000,000 shares of the Issuer's common stock, representing 17% of the Issuer's outstanding common stock. Such percentages are based on the total amount of the Issuer's common stock outstanding on October 24, 2005 as reflected in the Issuer's Proxy Statement filed with the SEC on November 9, 2005. Mr. and Mrs. Oglum make independent decisions with respect to the shares beneficially owned or controlled by them individually and specifically disclaim that they are members of a group.

Mr. Oglum disclaims beneficial ownership of the 3,000,000 shares of common stock over which Mrs. Oglum has sole voting and dispositive power. Mrs. Oglum disclaims beneficial ownership of the 4,440,000 shares of common stock over which Mr. Oglum has sole voting and dispositive power.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Scott Oglum and Linda Oglum are husband and wife.


Item 7.    Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     November 10, 2005                          /s/ Scott R. Oglum
                                                     -------------------
                                                     Scott R. Oglum



Date:     November 10, 2005                          /s/ Linda Oglum
                                                     -------------------
                                                     Linda Oglum


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